Chunghwa Telecom

October 09, 2014

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Sep 2014

1)               Sales volume (NT$ Thousand)

Period	Items	2014	2013	Changes	%

Sep	Net sales	19,144,953	18,990,244	(+)154,709	(+)0.81%

Jan-Sep	Net sales	166,973,958	169,178,253	(-)2,204,295	(-)1.30%

b                  Trading purpose : None